SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C.  20549
In the Matter of                                  CERTIFICATE
Cinergy Corp., et al.                             OF
File No.  70-9319                                 NOTIFICATION

(Public Utility Holding Company Act of 1935)

     Pursuant to the Commission's order dated March 1, 1999 (HCAR No. 26984) (the "March 1999 Order") granting and permitting to become effective the application-declaration as amended in the above docket filed by Cinergy Corp. ("Cinergy"), a Delaware corporation and registered holding company under the Public Utility Holding Company Act of 1935 (the "Act") and Cinergy Investments, Inc. ("Cinergy Investments"), a Delaware corporation and direct, wholly-owned nonutility subsidiary of Cinergy, Cinergy provides the following information (any capitalized terms used but not defined herein having the respective meanings assigned thereto in the March 1999 Order):

     1. Cinergy is concurrently filing with the Commission under a request for confidential treatment pursuant to rule 104(b) under the Act, consolidated balance sheets and income statements for Cinergy Investments, Cinergy Global Resources, Inc. ("CGR"), a Delaware corporation and direct, wholly-owned subsidiary of Cinergy, and Cinergy Global Power, Inc. ("CGPI"), a Delaware corporation and direct, wholly-owned subsidiary of CGR, each dated as of, or for the six-months ended, June 30, 2000.

     2. The following lists amounts expended by Cinergy Investments, CGR and CGPI on investments during the calendar quarter ended June 30, 2000 in their direct subsidiaries - namely, Cinergy Communications, Inc. and its subsidiaries - that are neither (i) energy-related companies as defined in rule 58 ("rule 58 companies"), (ii) exempt wholesale generators ("EWGs") or foreign utility companies ("FUCOs") or EWG/FUCO holding companies, or (iii) Cinergy Solutions Holding Company, Inc. and its subsidiaries. (Investment information with respect to Cinergy's investments in rule 58 companies, EWGs/FUCOs and EWG/FUCO holding companies and Cinergy Solutions Holding Company, Inc. and its subsidiaries is provided in Cinergy's quarterly reports on Form U-9C-3 (with respect to rule 58 companies) and quarterly certificates filed in Files No. 70-9011 (with respect to EWGs and FUCOs and EWG/FUCO holding companies) and 70-8933 (with respect to Cinergy Solutions Holding Company, Inc.), respectively.)

     a) Cinergy Investments made $21 million in investments through Cinergy Communications, Inc. and its subsidiaries in the calendar quarter ended June 30, 2000.

3. The following provides information concerning the nature and extent of services provided by Intermediate Parents (as that term is used in the March 1999 Order) during the calendar quarter ended June 30, 2000, identifying the customer company, the service and the charge, and the transfer pricing therefor (i.e., whether the charge was computed at cost, market or pursuant to another method).

a) Cinergy Global Resources, a.s., a wholly-owned subsidiary of CGR and CGPI organized under the laws of the Czech Republic, provided the following services to certain associate project companies located in the Czech Republic, each of which is a FUCO (identified below):

     i. Intermediation with financial institutions to obtain financing by project companies;

     ii.  Currency and interest rate risk management;

     iii. Consulting services in the area of financial and operational management of project companies; and

     iv.  Re-engineering studies and implementation.

The fees charged for these services are a flat monthly fee which was established by the historical and anticipated hours of work which have been or will be provided by Cinergy Global Resources, a.s. personnel to project companies including the estimated related business expenses incurred in providing these services.

The project companies served and the fees charged for the calendar quarter ended June 30, 2000 are as follows:

Moravske Teplarny a.s.             $7,354
Plzenska Energetika s.r.o.         $8,171
Cinergetika U/L, a.s.              $4,903
Energetika Chropyne, a.s.          $1,362

b) Cinergy Global Power Services Limited ("CGPS"), a wholly-owned subsidiary of CGR and CGPI organized under the laws of the United Kingdom, provided the following services to the associate project company identified below, a Zambian FUCO:

     i. Consulting services in the area of management of project companies and ongoing business development; and
     ii.  Re-engineering and restructuring services.

The fee charged for these services is a flat quarterly fee which was established according to a management agreement between CGPS and its partners in the project.

The project company served and the fee charged for the calendar quarter ended June 30, 2000 are as follows:

Copperbelt Energy Corporation PLC       $125,000

4. The following provides information concerning the formation and capitalization of any new Intermediate Parents and/or Nonutility Companies during the calendar quarter ended June 30, 2000.

During the calendar quarter ended June 30, 2000, the following Intermediate Parents and/or Nonutility Companies were formed or acquired - Cinergy Global Foote Creek IV, Inc., Cinergy Global Ploska Sp. Z o.o., Cinergy Global Resources 1 Sp Z o.o., Cinergy Solutions, Inc., Cinergy
Transportation, LLC, Commercial Electricity Supplies Limited and
Trigen-Cinergy Solutions of Elmgrove, LLC.

Each of these entities is an indirect subsidiary of Cinergy Investments or CGR and was acquired or established either as an energy-related company under rule 58, an exempt telecommunications company, and/or an EWG or FUCO or project parent thereof. Any EWG/FUCO project parent or exempt telecommunications company in such enumeration was nominally capitalized. Capitalization information with respect to the balance of the enumerated companies is set forth in Cinergy's reports on Forms U-9C-3 and U-57 or other filings with the Commission respecting EWGs and FUCOs.

5. The following provides information concerning any loans made by Cinergy, Intermediate Parents or Nonutility Companies to associate Intermediate Parents or Nonutility Companies during the calendar quarter ended June 30, 2000 that are not exempt under rule 52(b) and the issuance of any securities that are not exempt under rule 52(b) by Intermediate Parents or Nonutility Companies during the calendar quarter ended June 30, 2000.

No such loans were made or securities issued.

6. The following provides information concerning the completion of any consolidation or reorganization of Cinergy's ownership interest in Intermediate Parents and/or Nonutility Companies during the calendar quarter ended June 30, 2000, including the identity of the companies involved and their lines of business and corporate structure both before and after the consolidation or reorganization.

No such consolidations or reorganizations occurred in the calendar quarter ended June 30, 2000, other than the reorganization in respect of Cinergy Solutions Holding Company, Inc., described in the certificate for the quarter ended June 30, 2000 filed in Docket No. 70-8933.

                            S I G N A T U R E

     Pursuant to the requirements of the Act, the undersigned company has duly caused this document to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  September 7, 2000
                                          CINERGY SERVICES, INC.

                                          By: /s/Andrew Turk
                                          Vice President & Treasurer